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Chai Mishra

Founder CEO at Move Co.

San Francisco, California

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 Move Co.

 University of California, Berkeley

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Entrepreneur and Engineer.

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None of the above

Experience



Founder CEO
Move Co.
Jan 2017 – Present · 2 yrs 2 mos



Founder CEO
Movebutter
Jan 2017 – Present · 2 yrs 2 mos
San Francisco Bay Area

Education

University of California, Berkeley
Mechanical Engineering

Licenses & Certifications

Certificate in Innovative Entrepreneurship
European Innovation Academy
Issued Jul 2013 · No Expiration Date



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